Exhibit 99.1

New Gold Announces Highest Gold Production and Lowest Cash Cost in its History and Provides 2011 Guidance

(All figures are in US dollars unless otherwise indicated)

February 2, 2011 – New Gold Inc. (“New Gold”) (TSX and NYSE AMEX:NGD) today announces record quarterly and annual gold production of 124,445 and 382,911 ounces, respectively, with production exceeding the 2010 guidance range of 330,000 to 360,000 ounces. Quarterly and annual total cash cost(1) per ounce sold, net of by-product sales, were $354 and $428 per ounce, respectively, with annual total cash cost(1) per ounce sold being below the 2010 guidance range of $445 to $465 per ounce. New Gold is also pleased to provide guidance for 2011 with forecast gold production expected to increase further to 380,000 to 400,000 ounces at total cash cost(1) per ounce sold, net of by-product sales, of $430 to $450 per ounce. The preliminary production, sales and total cash cost(1) information provided are approximate figures and may differ slightly from the final results included in the 2010 annual audited financial statements and MD&A.

Fourth Quarter and Full Year 2010 Highlights

▪
Fourth quarter total cash cost(1) per ounce sold, net of by-product sales, decreased by $118 per ounce to $354 per ounce from $472 per ounce in the same period in 2009, representing the lowest cost quarter in the company’s history

▪	Quarterly gold production increased by 11% to 124,445 from 111,672 in the same period in 2009, representing the company’s highest ever quarterly production

▪	2010 gold production increased by 27% to 382,911 ounces from 301,773 ounces in 2009

▪	2010 total cash cost(1) per ounce sold, net of by-product sales, decreased by $37 per ounce to $428 per ounce from $465 per ounce in 2009

▪	New Afton 2010 underground development of 3,873 metres beat target by 11%

▪	Concentrate off-take agreements signed for 85% of New Afton’s concentrate production

▪	$491 million of cash(2) at December 31, 2010, increased by $100 million since September 30, 2010

“2010 was a great year for our company as we achieved multiple goals; most notably our operations continued to deliver strong results, we were able to meaningfully increase the underlying value of our asset base and our significant year-end cash balance provides us enhanced financial flexibility,” stated Randall Oliphant, Executive Chairman. “We now look forward to 2011 with excitement as we embark on a significant capital year to position both our operations and development projects for future production growth and free cash flow generation.”

Fourth Quarter and Full Year 2010 Operations Overview

All three of the company’s operating mines, Mesquite, Cerro San Pedro and Peak Mines, achieved excellent results in the fourth quarter leading to a strong finish to the year. Collectively, the gold production from the three operations during the quarter was 124,445 ounces at total cash cost(1) per ounce sold, net of by-product sales, of $354 per ounce compared to 111,672 ounces at $472 per ounce in the same period of the prior year. The record fourth quarter further drove the company to the best operating results in its history beating both production and cost guidance for the year. 2010 gold production increased 27% to 382,911 ounces from 301,773 ounces in 2009 and total cash cost(1) per ounce sold, net of by-product sales, decreased by $37 per ounce to $428 per ounce from $465 per ounce in 2009. In addition to the strong operating results, New Afton, the company’s most near-term development project, continues to move forward on budget and on schedule with the scheduled production start anticipated for mid-2012.

“During both the fourth quarter and full year, our diversified asset base continued to demonstrate its potential with increases in production coupled with decreases in costs,” stated Robert Gallagher, President and Chief Executive Officer. “We are proud to have, once again, bettered our guidance and look forward to our operational teams continuing their strong performance in 2011.”

Historical full year 2009 figures presented below include gold production, sales and total cash cost(1) per ounce sold after the completion of the acquisition of Western Goldfields Inc. and the Mesquite Mine on June 1, 2009.

	Three months ended		Twelve months ended
		December 31		December 31
Production	2010	2009	2010	2009

Mesquite Gold (ounces)	55,990	61,245	169,023	99,298
Cerro San Pedro
Gold (ounces)	38,874	25,781	118,708	95,502
Silver (ounces)	700,988	312,848	2,188,235	1,496,958
Peak Mines
Gold (ounces)	29,581	24,646	95,180	93,247
Copper (million pounds)	4.2	3.9	15.3	15.6
Amapari Gold (ounces)	-	-	-	13,726
Total production
Gold (ounces)	124,445	111,672	382,911	301,773
Silver (ounces)	700,988	312,848	2,188,235	1,496,958
Copper (million pounds)	4.2	3.9	15.3	15.6
Gold sales (ounces)	116,964	106,475	369,077	292,407
Total cash cost(1) ($per ounce)	$354	$472	$428	$465

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2011 Guidance

As New Gold looks to 2011, the company anticipates further gold production growth with total cash cost(1) per ounce sold, net of by-product sales, remaining well below the industry average. The gold production growth is attributable to an increased mining rate at Cerro San Pedro while costs are anticipated to remain consistent with those realized in 2010 despite assumed prices for silver and copper being well below the currently prevailing market prices.

	Gold Production (ounces)		Total Cash Cost (1)
	2010A	2011F	2010A	2011F
Mesquite	169,023	145,000-155,000	$596	$620-$640
Cerro San Pedro	118,708	135,000-145,000	$230	$240-$260
Peak Mines	95,180	90,000-100,000	$361	$410-$430
Total production	382,911	380,000-400,000	$428	$430-$450

Assumptions used in the 2011 guidance include silver and copper prices of $23.00 per ounce and $3.75 per pound, respectively, and Canadian dollar, Australian dollar and Mexican peso exchange rates of $1.00, $1.05 and $12.50 to the U.S. dollar, respectively. The oil price is assumed to be $85 per barrel.

The 2011 total cash cost(1) guidance is subject to the following sensitivities:

▪
A $0.25 per pound change in the copper price would result in an approximate $35 and $10 per ounce change in the total cash cost(1) per ounce sold at Peak Mines and the consolidated company, respectively

▪
A $0.05 change in the Australian to U.S. dollar exchange rate would result in an approximate $45 and $10 per ounce change in the total cash cost(1) per ounce sold at Peak Mines and the consolidated company, respectively

▪
A $1.00 per ounce change in the silver price would result in an approximate $15 and $5 per ounce change in the total cash cost(1) per ounce sold at Cerro San Pedro and the consolidated company, respectively

▪
A 1.00 change in the Mexican peso to U.S. dollar exchange rate would result in an approximate $20 and $10 per ounce change in the total cash cost(1) per ounce sold at Cerro San Pedro and the consolidated company, respectively

▪	A $10.00 per barrel change in the oil price would result in an approximate $15 and $5 per ounce change in the total cash cost(1) per ounce sold at Mesquite and the consolidated company, respectively

2010 Reserves and Resources

At December 31, 2010, New Gold’s total attributable Proven and Probable gold reserves were 7.9 million ounces and Measured and Indicated resources, inclusive of reserves, were 13.1 million ounces, an increase of 0.8 million ounces over the 2009 year end total. After mining approximately 0.6 million ounces during 2010, through exploration and delineation drilling, mine plan optimization and an increase in resource pricing, New Gold was able to add 1.4 million ounces to resources more than offsetting the mine depletion noted above. Importantly, the attributable reserves and resources do not yet reflect the update for El Morro as this will be updated by Goldcorp Inc. (“Goldcorp”) in February 2011.

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Highlights of the year end update include:

▪	Mesquite replacing the 2010 ounces mined and maintaining Proven and Probable gold reserves of 3.1 million ounces

▪	A 16% increase in Measured and Indicated gold resources, inclusive of reserves, at Mesquite to 5.6 million ounces

▪	A 15% increase in Measured and Indicated gold resources, inclusive of reserves, at Peak Mines to 1.0 million ounces

▪	A 36% increase in the Inferred manto-sulphide resource tonnage at Cerro San Pedro resulting in a 30% and 25% increase in gold and silver ounces, respectively

For additional detail on Reserves and Resources, included related assumptions and disclosure, please refer to the section entitled Detailed Reserves and Resources Summary at the conclusion of this news release.

Fourth Quarter and 2010 Operations Overview and 2011 Guidance

Historical full year 2009 figures presented below include gold production, sales and total cash cost(1) per ounce for the period prior to the completion of the acquisition of Western Goldfields Inc. and the Mesquite Mine on June 1, 2009.

Mesquite Mine Has Strong Finish to 2010

The fourth quarter gold production of 55,990 ounces at Mesquite represented the mine’s highest quarterly production of 2010 which compared to 61,245 ounces produced in the same period in 2009. Gold sales during the quarter were 50,393 ounces compared to 55,861 ounces in the same period in 2009. Gold production and sales during the fourth quarter of 2010 were lower than the prior year quarter due to lower tonnes being placed on the leach pad which was partially offset by higher gold grades and recoveries.

Total cash cost(1) per ounce sold during the fourth quarter of 2010 decreased to $544 per ounce from $551 per ounce in the same period in 2009. The total cash cost(1) decrease was primarily attributable to the use of a mining contractor and certain non-recurring maintenance costs during the fourth quarter of 2009 which were not incurred during the fourth quarter of 2010. These cost decreases were partially offset by higher diesel consumption and price during the fourth quarter when compared to the same period in 2009.

Full year 2010 gold production increased by 13% to 169,023 ounces from 150,002 ounces in 2009. Gold sales increased to 169,571 ounces from 143,509 ounces in 2009. The increase in 2010 gold production and sales was primarily attributable to increases in gold grade and leach pad recoveries reaching their steady state when compared to 2009 and was partially offset by lower tonnes placed on the leach pad during the year.

Total cash cost(1) per ounce sold during 2010 remained consistent with 2009 at $596 per ounce. The total cash cost(1) benefitted during the year from lower mine fleet maintenance costs. In addition, one-time 2009 costs related to the use of a mining contractor were not incurred in 2010. These cost benefits were offset by higher diesel consumption and price during 2010 when compared to 2009.

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The Mesquite mine is forecast to produce 145,000 to 155,000 ounces of gold in 2011 at total cash cost(1) per ounce sold of $620 to $640 per ounce. Ore tonnes processed and recoveries are anticipated to remain consistent with 2010 levels, however, the gold grade is expected to decline resulting in gold production reverting to an average life-of-mine level. The increase in forecasted total cash cost(1) in 2011 when compared to 2010 is driven by higher total tonnes mined as well as the assumption of a higher diesel price than that realized during 2010. 2011 capital expenditures at Mesquite are forecast to be approximately $9 million, including $6 million of maintenance and spare parts which are expected to be capitalized under International Financial Reporting Standards (“IFRS”) which were historically expensed.

Cerro San Pedro Comes Back from Slow Start to Achieve Record Results

Fourth quarter gold production at Cerro San Pedro increased by 51% to 38,874 ounces from 25,781 ounces produced in the same period in 2009. Gold sales during the quarter were 38,666 ounces compared to 24,455 ounces in the same period in 2009. Gold production and sales during the fourth quarter of 2010 were higher than the prior year quarter due to gold grades increasing toward reserve grade and higher ore tonnes placed.

Total cash cost(1) per ounce sold, net of by-product sales, during the fourth quarter of 2010 decreased by $298 per ounce to $138 per ounce from $436 per ounce in the same period in 2009. The decrease in total cash cost(1) was a result of higher by-product revenues driven by both higher silver production and prices. This benefit was partially offset by higher total tonnes moved, higher diesel prices and the appreciation of the Mexican peso during the fourth quarter of 2010 when compared to the same period in 2009.

Silver sales during the quarter were 0.7 million ounces at an average realized silver price of $26.98 per ounce compared to 0.3 million ounces at $17.36 per ounce in the same period in 2009. The increase in silver sales volume was primarily attributable to continued improvement in silver recoveries from the leach pad and higher silver grades.

Full year 2010 gold production increased by 24% to 118,708 ounces from 95,502 ounces in 2009. Gold sales increased to 114,713 ounces from 93,312 ounces in 2009. The increase in 2010 gold production and sales was attributable to an increase in gold grade when compared to 2009 and was partially offset by the mining of lower ore tonnes, as a result of the delayed receipt of the explosives permit in early 2010.

Total cash cost(1) per ounce sold, net of by-product sales, during 2010 decreased by $177 per ounce to $230 per ounce from $407 per ounce in the same period in 2009. The decrease in total cash cost(1) was a result of higher by-product revenues driven by both higher silver production and prices. This benefit was partially offset by higher diesel prices and the appreciation of the Mexican peso during 2010 when compared to 2009.

Silver sales in 2010 were 2.1 million ounces at an average realized silver price of $21.40 per ounce compared to 1.5 million ounces at $14.48 per ounce in 2009. The increase in silver sales volume was attributable to continued improvement in silver recoveries from leaching and higher silver grades.

Cerro San Pedro is forecast to produce 135,000 to 145,000 ounces of gold and 1.9 to 2.1 million ounces of silver in 2011, with the gold production increase attributable to a forecasted increase in ore tonnes placed. Total cash cost(1) per ounce sold, net of by-product sales, are forecast to be $240 to $260 per ounce, and assume a $23 per ounce silver price and a foreign exchange ratio of $12.50 Mexican peso to U.S. dollar. 2011 capital expenditures at Cerro San Pedro are forecast to be approximately $12 million and will largely be related to leach pad expansions.

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New Gold is also pleased to provide an update regarding Cerro San Pedro’s Environmental Impact Statement (“EIS”). As disclosed in November 2010, a Collegiate Appeals Court in Mexico City ruled in favour of New Gold’s position in relation to the validity of the company’s EIS. Since that time, the company has been successful in continuing to work with the municipality as well as state and federal environmental agencies to ensure the interests of these stakeholders are met. In addition, the company has received its quarterly blasting permit from the local office of SEDENA, the Mexican Secretariat of National Defence, and it is anticipated the related annual permit should be granted by the Mexico City office of SEDENA in February 2011, consistent with the timing of receipt by other mining companies.

Peak Mines Once Again Delivers on Guidance

Fourth quarter gold production at Peak Mines increased by 20% to 29,581 ounces from 24,646 ounces produced in the same period in 2009. Gold sales during the quarter were 27,905 ounces compared to 26,159 ounces in the same period in 2009. Gold production and sales during the fourth quarter of 2010 were higher than the prior year quarter due to the mine sequencing leading to higher gold grades.

Total cash cost(1) per ounce sold, net of by-product sales, during the fourth quarter of 2010 were $312 per ounce compared to $339 per ounce in the same period in 2009. Total cash cost(1) decreased as higher by-product revenues from increased copper prices were only partially offset by the appreciation of the Australian dollar and lower copper sales volumes in the fourth quarter of 2010 when compared to the same period in 2009.

Copper sales during the quarter were 4.7 million pounds at an average realized copper price of $3.89 per pound compared to 4.8 million pounds at $2.94 per pound in the same period in 2009. The decrease in copper sales was primarily attributable to the timing of concentrate shipments.

Full year 2010 gold production increased to 95,180 ounces from 93,247 ounces in 2009. Gold sales were 84,793 ounces compared to 87,812 ounces in 2009. The increase in 2010 gold production was attributable to an increase in gold grade and was partially offset by lower ore tonnes processed. The decrease in gold sales was due to timing of concentrate shipments.

Total cash cost(1) per ounce sold, net of by-product sales, during 2010 were $361 per ounce compared to $334 per ounce in 2009. The increase in total cash cost(1) was primarily attributable to the appreciation of the Australian dollar. These cost increases were partially offset by higher by-product revenues from both higher copper sales volumes and prices.

Copper sales during 2010 were 14.1 million pounds at an average realized copper price of $3.48 per pound compared to 13.9 million pounds at $2.54 per pound in 2009.

Peak Mines is forecast to produce 90,000 to 100,000 ounces of gold and 12 to 14 million pounds of copper in 2011. Total cash cost(1) per ounce sold, net of by-product sales, are forecast to be $410 to $430 per ounce, and assume a $3.75 per pound copper price and a foreign exchange ratio of $1.05 Australian to U.S. dollar. The anticipated change in total cash cost(1) when compared to 2010 is driven by projected lower copper sales and the assumption of a stronger Australian dollar than that realized during 2010. 2011 capital expenditures at Peak Mines are forecast to be approximately $45 million with approximately 50% of this total to be spent on underground development and capitalized exploration and the remainder on mill and equipment upgrades. The 2011 capital should help position Peak for continued extensions of its mine life after its successful 19 year operating history.

New Afton Development Progressing Well, Concentrate Agreements Signed

New Gold's primary development project continued on schedule during 2010 and is expected to commence production in mid-2012. The project will be an underground mine and concentrator which is expected to produce an annual estimated average of 85,000 ounces of gold, and 75 million pounds of copper.

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During the fourth quarter of 2010, the New Afton underground development crews continued their advance, completing 1,394 metres of development, bringing the 2010 total development advance to 3,873 metres beating the 2010 target by 11%. During the quarter, a project milestone was achieved as the first development ore was transported to the surface stockpile.

In 2011, project spending at New Afton is forecast to be approximately $290 million, including $20 million of capitalized interest. While underground development will continue as the crews continue to develop the undercut of the ore body, the focus in 2011 will move to surface construction with over 50% of the total spending allocated to this area. Major targeted construction milestones for 2011 include:

▪	Completion and initialization of the underground conveyor system to transport all ore and waste rock to surface
▪	Completion of ventilation connections and installation of permanent ventilation fans
▪	Commencement of installation and setting of mill equipment
▪	Installation of tailings pipeline

In addition to the continued successful development progress being made at the project site, New Gold has also signed three concentrate off-take agreements that, in aggregate, cover 85% of the estimated concentrate production from New Afton beginning in mid-2012. The three contracts are with a major Swiss-based trading company and two large custom copper smelting companies. Discussions related to the remaining 15% of New Afton’s concentrate production are advanced and it is anticipated that a contract should be in place in 2011.

The company looks forward to production commencing in less than 18 months, as New Afton is expected to contribute significantly to New Gold's current portfolio of operating assets. The project remains fully-funded with the cash on New Gold’s Balance Sheet exceeding the remaining targeted project capital costs. As a low-cost operation, New Afton should meaningfully expand the company's operating margin and cash flow generation. At current commodity prices, the mine is expected to more than double the company's cash flow.

El Morro Project Update

El Morro is an advanced stage gold/copper project located in north-central Chile, Atacama Region, approximately 80 kilometres east of the city of Vallenar. The El Morro project is a world-class project with low expected cash costs and great organic growth potential in one of the best mining jurisdictions in the world.

The Environmental Impact Assessment (EIA) necessary for the project permitting to proceed had already been submitted, and the EIA review process being conducted by the government authorities continues to advance with approval anticipated in the coming months. On receipt of the required permits, anticipated to be on a similar timeframe, New Gold’s 70% joint venture partner, Goldcorp, intends to immediately commence construction of key project infrastructure as well as further explore and delineate this large deposit.

Goldcorp intends to update the El Morro resources as part of its February 2011 market update. While the historical reserves and resources were calculated based on $500 per ounce gold and $1.25 per pound, Goldcorp intends to use $950 per ounce gold and $2.00 per pound copper and $1,100 per ounce gold and $2.50 per pound copper for reserves and resources, respectively.

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Significantly Enhanced Financial Flexibility

New Gold increased its cash balance by $100 million during the fourth quarter of 2010 to end the year with $491 million of cash(2). The company further enhanced its liquidity during the quarter by putting in place a $150 million revolving credit facility. The consolidated debt position of the company at December 31, 2010 was $230 million(2) and includes: $179 million of 10% senior secured notes (face value of C$187 million), $43 million of 5% convertible debentures (face value of C$55 million) and $8 million in El Morro funding loans. The senior secured notes are due in 2017 and the convertible debentures are due in 2014 and have a C$9.35 conversion price. The company’s cash balance increased by $219 million during 2010 despite $152 million of capital expenditures(2) during the year, approximately $107 million of which was related to New Afton. With $491 million of cash(2) combined with the operating cash flow from its three operations, New Gold is well positioned as it plans to incur approximately $335 million in capital during 2011, approximately $270 million of which is related to New Afton, excluding capitalized interest of $20 million.

Detailed Reserve and Resource Summary

Mineral Reserves and Resources Summary as of December 31, 2010
	Contained Metals
	Gold (Koz)	Silver (Koz)	Copper (Mlbs)	Zinc (Mlbs)	Lead (Mlbs)
Reserves
Proven	2,363	24,074	936	-	-
Probable	5,568	22,334	1,830	-	-
Total P&P	7,931	46,408	2,766	-	-
Resources
Measured	3,990	35,388	1,939	355	73
Indicated	9,133	48,126	1,792	765	133
Total M&I	13,123	83,514	3,731	1,120	206
Inferred	2,892	48,531	631	1,436	254

See Notes to Mineral Reserve & Resource Statements below for further detail on Reserve and Resource calculations.

Mineral Reserve Statement as of December 31, 2010
	Metal Grade				Contained Metal
	Tonnes 000’s	Gold g/t	Silver g/t	Copper %	Gold Koz	Silver Koz	Copper Mlbs
Mesquite
Proven	13,915	0.74	-	-	331	-	-
Probable	155,198	0.56	-	-	2,794	-	-
Mesquite P&P	169,113	0.57	-	-	3,125	-	-
Cerro San Pedro
Proven	36,294	0.61	20.3	-	712	23,688	-
Probable	33,473	0.51	17.6	-	549	18,941	-
CSP P&P	69,767	0.56	19.0	-	1,261	42,629	-
Peak Mine
Proven	1,689	4.75	7.1	0.72	258	386	27
Probable	1,724	4.0	5.4	0.82	222	299	31
Peak P&P	3,413	4.4	6.2	0.77	480	685	58
New Afton
Proven	-	-	-	-	-	-	-
Probable	47,400	0.69	2.03	0.95	1,052	3,094	993
New Afton P&P	47,400	0.69	2.03	0.95	1,052	3,094	993
El Morro	100% Basis				30% Basis
Proven	208,473	0.53	-	0.66	1,062	-	909
Probable	241,761	0.41	-	0.50	951	-	806
El Morro P&P	450,234	0.46	-	0.58	2,013	-	1,715

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See Notes to Mineral Reserve & Resource Statements below for further detail on Reserve and Resource calculations.

Mineral Resource Statement (Inclusive of Reserves) as of December 31, 2010
	Metal Grade						Contained Metal
	Tonnes 000’s	Gold g/t	Silver g/t	Copper %	Zinc %	Lead %	Gold Koz	Silver Koz	Copper Mlbs	Zinc Mlbs	Lead Mlbs
Mesquite
Measured	24,992	0.61	-	-	-	-	490	-	-	-	-
Indicated	336,006	0.48	-	-	-	-	5,185	-	-	-	-
Mesquite M&I	360,998	0.49	-	-	-	-	5,675	-	-	-	-
Cerro San Pedro
Measured (oxide)	39,566	0.43	16.48	-	-	-	547	20,964	-	-	-
Indicated (oxide)	65,478	0.29	13.04	-	-	-	610	27,451	-	-	-
CSP M&I (oxide)	105,044	0.34	14.34	-	-	-	1,157	48,415	-	-	-

Measured (sulphide)	19,405	0.53	16.78	-	0.83	0.17	331	10,469	-	355	73
Indicated (sulphide)	51,004	0.4	10.84	-	0.68	0.12	656	17,776	-	765	133
CSP M&I (sulphide)	70,409	0.4	12.48	-	0.72	0.13	987	28,245	-	1,120	206
Peak Mine
Measured	3,091	4.9	8.0	0.90	-	-	487	795	61	-	-
Indicated	4,205	3.6	5.8	1.15	-	-	487	784	107	-	-
Peak M&I	7,296	4.2	6.7	1.04	-	-	974	1,579	168	-	-
New Afton
Measured	35,100	0.91	2.8	1.26	-	-	1,027	3,160	975	-	-
Indicated	29,900	0.67	2.2	0.85	-	-	644	2,115	560	-	-
New Afton M&I	65,000	0.80	2.6	1.07	-	-	1,671	5,275	1,535	-	-
El Morro	100% Basis						30% Basis
Measured	211,164	0.54	-	0.65	-	-	1,108	-	903	-	-
Indicated	347,242	0.46	-	0.49	-	-	1,551	-	1,115	-	-
El Morro M&I	558,406	0.49	-	0.55	-	-	2,659	-	2,018	-	-

Inferred Resource Statement as of December 31, 2010
	Metal Grade						Contained Metal
	Tonnes 000’s	Gold g/t	Silver g/t	Copper %	Zinc %	Lead %	Gold Koz	Silver Koz	Copper Mlbs	Zinc Mlbs	Lead Mlbs
Mesquite	59,232	0.53	-	-	-	-	1,019	-	-	-	-
Cerro San Pedro
Open Pit Inferred Resources
Oxides	42,380	0.2	8.03	-	-	-	273	10,941	-	-	-
Sulphides	40,457	0.29	11.63	-	0.9	0.07	377	15,127	-	803	63
	82,837	0.24	9.79	-			650	26,068	-	803	63
Underground Inferred Resources
Manto Sulphides	6,098	1.89	105.15	-	4.71	1.42	371	20,615	-	633	191
Peak Mine	3,665	2.6	4	1.54	-	-	306	471	124	-	-
New Afton	25,200	0.54	1.7	0.66	-	-	438	1,377	367	-	-
El Morro	100% Basis						30% Basis
	62,335	0.18	-	0.34	-	-	110		141	-	-

See Notes to Mineral Reserve & Resource Statements below for further detail on Reserve and Resource calculations.

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Qualified Persons
The following table sets out the individuals who are the Qualified Persons as defined by Canadian National Instrument 43-101 in connection with New Gold’s Mineral Reserve and Mineral Resource Statements as of December 31, 2009.

Mineral Property	Qualified Person

Mesquite
Reserves	Mr. Hubert Schimann, P.Eng. and Corporate Mining Engineer for New Gold Inc.
Resources	Mr. Rex Berthelsen, FAusIMM, CPGeo and Principal Geologist for New Gold Inc.
Cerro San Pedro
Reserves	Mr. Hubert Schimann, P.Eng. and Corporate Mining Engineer for New Gold Inc.
Resources	Mr. Rex Berthelsen, FAusIMM, CPGeo and Principal Geologist for New Gold Inc.
Peak Mines
Reserves	Mr. Sean Pearce, AusIMM Manager Mining for Peak Gold Mines Pty. Ltd.
Resources	Mr. Manfred Wimberger, MAusIMM, and Geology Superintendent for Peak Gold Mines Pty. Ltd.
New Afton
Reserves	Mr. Dennis Bergen, P.Eng. and Associate Principal Mining Engineer for Scott Wilson Roscoe Postle Associates Inc.
Resources	Mr. David Rennie, P. Eng. and Principal Geologist for Scott Wilson Roscoe Postle Associates Inc.
El Morro
Reserves	Mr. Richard J. Lambert, P.E. currently Principal Mining Consultant for Scott Wilson Roscoe Postle Associates Inc. (formerly Principal Mining Engineer for Pincock, Allen & Holt Inc.)
Resources	Mr. Barton G. Stone, P. Geo. and Chief Geologist for Pincock, Allen & Holt Inc.

About New Gold Inc.

New Gold is an intermediate gold mining company with the Mesquite Mine in the United States, the Cerro San Pedro Mine in Mexico and Peak Gold Mines in Australia. The company is expected to produce between 380,000 and 400,000 ounces of gold in 2011, with its fully-funded, near-term development project New Afton adding further incremental growth in 2012. In addition, New Gold has a strong portfolio of development and exploration assets in North and South America. For further information on the company, please visit www.newgold.com.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this news release, including any information relating to New Gold's future financial or operating performance may be deemed "forward looking". All statements in this news release, other than statements of historical fact, that address events or developments that New Gold expects to occur, are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "does not expect", "plans", "anticipates", "does not anticipate", "believes", "intends", "estimates", "projects", "potential", "scheduled", "forecast", "budget" and similar expressions, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold's ability to control or predict. Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause New Gold's actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia, Mexico and Chile; price volatility in the spot and forward markets for commodities; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada, the United States, Australia, Mexico and Chile or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction that New Gold operates, including, but not limited to, Mexico, where New Gold is involved with ongoing challenges relating to its environmental impact statement for the Cerro San Pedro Mine; the lack of certainty with respect to the Mexican and other foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges the company is or may become a party to, including the third party claim related to the El Morro transaction with respect to New Gold's exercise of its right of first refusal on the El Morro copper-gold project in Chile and its partnership with Goldcorp Inc., which

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transaction and third party claim were announced by New Gold in January 2010; diminishing quantities or grades of reserves; competition; loss of key employees; additional funding requirements; actual results of current exploration or reclamation activities; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risk Factors" included in New Gold's latest annual information form, management’s discussion and analysis of financial condition (“MD&A”) and management information circular filed on and available at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

(1) TOTAL CASH COST
“Total cash cost” per ounce figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is widely accepted as the standard of reporting cash cost of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. New Gold reports total cash cost on a sales basis. Total cash cost includes mine site operating costs such as mining, processing, administration, royalties and production taxes, but is exclusive of amortization, reclamation, capital and exploration costs. Total cash cost is reduced by any by-product revenue and is then divided by ounces sold to arrive at the total by-product cash cost of sales. The measure, along with sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations. This data is furnished to provide additional information and is a non-GAAP measure. Total cash cost presented do not have a standardized meaning prescribed by GAAP and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation as a substitute for measures of performance prepared in accordance with GAAP and is not necessarily indicative of operating costs presented under GAAP.  A reconciliation will be provided in the MD&A accompanying the quarterly financial statements.

(2) UNAUDITED FINANCIAL INFORMATION
The cash and debt balance and capital expenditure information provided are unaudited figures and may differ slightly from the final results included in the 2010 annual audited financial statements and MD&A.

For further information please contact:

Hannes Portmann
Vice President, Corporate Development
Direct: +1 (416) 324-6014
Email: info@newgold.com

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